1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:           .)

FOR IMMEDIATE RELEASE
CONTACT
Elizabeth Sun / Harrison Hsueh
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2088
Topics in This Report
•	Revenue Analysis

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow

•	CapEx & Capacity

•	Recap of Recent Important Events & Announcements

1Q09	Quarterly Management Report April 30, 2009
Operating Results Review:
Summary:

(Amounts are on consolidated basis and are in NT
billions except otherwise noted)	1Q09	4Q08	1Q08	QoQ	YoY

EPS (NT$ per common share)	0.06	0.48	1.08	(87.5%)	(94.4%)
(US$ per ADR unit)	0.01	0.07	0.17

Consolidated Net Sales	39.50	64.56	87.48	(38.8%)	(54.8%)
Gross Profit	7.48	20.19	38.24	(63.0%)	(80.4%)
Gross Margin	18.9%	31.3%	43.7%

Operating Expense	(6.27)	(8.17)	(9.12)	(23.3%)	(31.2%)
Operating Income	1.21	12.02	29.12	(89.9%)	(95.8%)
Operating Margin	3.1%	18.6%	33.3%
Non-Operating Items	(0.46)	1.07	2.45

Net Income	1.56	12.45	28.14	(87.5%)	(94.5%)
Net Profit Margin	3.9%	19.3%	32.2%

Wafer Shipment (kpcs 8 inch-equiv.)	892	1,532	2,196	(41.8%)	(59.4%)

Note:	Total outstanding shares were 25,626mn units on 3/31/09
Financial Highlights:
First Quarter 2009
•	Consolidated net sales were NT$39.50 billion, representing a 38.8% sequential decline from 4Q08 and a 54.8% decline compared to 1Q08;

•	Gross margin was 18.9%, 12.4 percentage points lower than 4Q08 and 24.8 percentage points lower than 1Q08.

•	Operating margin was 3.1%, 15.5 percentage points lower than 4Q08 and 30.2 percentage points lower than 1Q08. Operating expenses were NT$6.27 billion, NT$1.90 billion lower than the previous quarter.

•	The combined result from non-operating income and long-term investment losses was a loss of NT$0.46 billion, compared to a gain of NT$1.07 billion in 4Q08 and a gain of NT$2.45 billion in 1Q08;

•	Consolidated net income attributable to shareholders of the parent company was NT$1.56 billion, with net profit margin of 3.9% and diluted EPS of NT$0.06.

TSMC
April 30, 2009	Page 2
I. Revenue Analysis
I. Wafer Sales Analysis

By Application	1Q09	4Q08	1Q08
Computer	26%	32%	34%
Communication	46%	43%	42%
Consumer	21%	19%	17%
Industrial/Others	7%	6%	8%

By Technology	1Q09	4Q08	1Q08
45/40nm	1%	0%	0%
65nm	23%	27%	15%
90nm	25%	21%	28%
0.11/0.13um	16%	17%	20%
0.15/0.18um	21%	22%	23%
0.25/0.35um	11%	10%	10%
0.50um+	3%	3%	4%

By Customer Type	1Q09	4Q08	1Q08
Fabless/System	77%	72%	71%
IDM	23%	28%	29%

By Geography	1Q09	4Q08	1Q08
North America	68%	72%	76%
Asia Pacific	14%	11%	11%
China	3%	2%	1%
Europe	12%	11%	9%
Japan	3%	4%	3%
Revenue Analysis:
Application—First quarter revenue was NT$39.50 billion, better than the revised guidance, primarily due to continued rush orders from customers especially from the mainland Chinese market. In 1Q09, demand continued to be weaker across all applications compared to 4Q08. On a sequential basis, revenues from computer, communication, and consumer applications decreased 53%, 36%, and 32%, respectively.
Technology—Revenue from 45/40nm reached 1% of total wafer sales in 1Q09. Meanwhile, revenue from 65nm and 90nm were 23% and 25% of total wafer sales, respectively. Overall, revenues from advanced technologies (0.13-micron and below) accounted for 65% of total wafer sales.
Customer—Revenues from IDM customers accounted for 23% of total wafer sales in 1Q09, lower than 28% in 4Q08, primarily due to increasing in-sourcing of those customers in the weak demand environment.
Geography—In 1Q09, revenues from customers based in North America accounted for 68% of total wafer sales, lower than 72% in 4Q08. Meanwhile, sales from customers in Asia Pacific, China, Europe, and Japan accounted for 14%, 3%, 12% and 3% of wafer sales, respectively.
II. Profit & Expense Analysis
II — 1. Gross Profit Analysis

(In NT billions)	1Q09	4Q08	1Q08

COGS	32.02	44.37	49.24
Depreciation	18.97	19.29	18.12
Other MFG Cost	13.05	25.08	31.12

Gross Profit	7.48	20.19	38.24

Gross Margin	18.9%	31.3%	43.7%
Gross Profit Analysis:
Gross margin in 1Q09 was 18.9%, down 12.4 percentage points from 4Q08, mainly driven by a sharp decline of production activities, partially balanced by cost improvement, a more favorable exchange rate, and less employee profit sharing expenses.

TSMC
April 30, 2009	Page 3
II — 2. Operating Expenses

(In NT billions)	1Q09	4Q08	1Q08

Total Operating Exp.	6.27	8.17	9.12
SG&A	2.54	3.34	3.85
Research & Development	3.73	4.83	5.27
Total Operating Exp. as a % of Sales	15.9%	12.7%	10.4%
Operating Expenses:
Total operating expenses for 1Q09 decreased to NT$6.27 billion, representing 15.9% of net sales, higher than 12.7% of net sales in 4Q08.
Research and development expenditures decreased by NT$1.10 billion sequentially, mainly due to lower level of employee profit sharing and less development expenses related to 40nm technologies.
SG&A expenses decreased by NT$0.80 billion from 4Q08 level. The decrease was mainly due to lower level of employee profit sharing and more stringent expense control.
II — 3. Non-Operating Items

(In NT billions)	1Q09	4Q08	1Q08

Non-Operating Inc./(Exp.)	0.35	1.41	1.87
Net Interest Income/(Exp.)	0.88	1.18	1.19
Other Non-Operating	(0.53)	0.23	0.68

L-T Investments	(0.81)	(0.34)	0.58
SSMC	(0.32)	(0.07)	0.38
Others	(0.49)	(0.27)	0.20

Total Non-Operating Items	(0.46)	1.07	2.45
Non-Operating Items:
For 1Q09, combined result from non-operating income and long-term investment losses was a net loss of NT$0.46 billion.
Non-operating income was NT$0.35 billion, lower than NT$1.41 billion in 4Q08, primarily due to less interest income, disposal and impairment losses of financial assets, and the absence of litigation compensation.
Net investment losses increased by NT$0.47 billion to NT$0.81 billion, mainly due to weaker business in VIS and SSMC.
III. Financial Condition Review
III — 1. Liquidity Analysis
     (Selected Balance Sheet Items)

(In NT billions)	1Q09	4Q08	1Q08

Cash & Marketable Securities	229.79	211.45	210.31
Accounts Receivable — Trade	13.82	18.50	37.95
Inventory	14.78	14.88	21.89
Total Current Assets	268.56	252.62	281.46
Accounts Payable	10.97	14.04	22.59
Current Portion of Bonds Payable	0.00	8.00	8.00
Accrued Bonus to Employees, Directors and Supervisors	15.64	15.37	4.37
Accrued Liabilities and Others	18.76	19.40	27.08
Total Current Liabilities	45.37	56.81	62.04
Current Ratio (x)	5.9	4.4	4.5
Net Working Capital	223.19	195.81	219.42
Liquidity Analysis:
At the end of 1Q09, total current assets increased by NT$15.94 billion to NT$268.56 billion, mainly contributed by the free cash flow of NT$21.17 billion (please refer to page 5) generated during this quarter.
Total current liabilities decreased by NT$11.44 billion in 1Q09, primarily resulting from the repayment of corporate bond and a decline in payables to contractors and equipment suppliers.
Net working capital was NT$223.19 billion and current ratio increased to 5.9x.

TSMC
April 30, 2009	Page 4
III — 2. Receivable/Inventory Days

(In Number of Days)	1Q09	4Q08	1Q08
Days of Receivable	38	46	43
Days of Inventory	44	40	46

Receivable and Inventory Days:
Sequentially, days of receivable decreased by eight days to 38 days in 1Q09, mainly due to a lower level of business activities.
Days of inventory increased by four days to 44 days, reflecting an improving business outlook for 2Q09.
III — 3. Debt Service

(In NT billions)	1Q09	4Q08	1Q08

Cash & Marketable Securities	229.79	211.45	210.31
Interest-Bearing Debt	16.00	23.44	22.88
Net Cash Reserves	213.79	188.01	187.43
Debt Service:
Net cash reserves — defined as the excess of cash and short-term marketable securities over interest-bearing debt — increased by NT$25.78 billion to NT$213.79 billion at the end of 1Q09, primarily due to free cash flow of NT$21.17 billion generated during this quarter.
IV. Cash Flow
IV — 1.1. Cash Flow Analysis

(In NT billions)	1Q09	4Q08	1Q08
Net Income	1.56	12.45	28.14
Depreciation & Amortization	20.48	20.96	19.83
Other Operating Sources/(Uses)	4.75	29.83	9.33
Total Operating Sources/(Uses)	26.79	63.24	57.30

Capital Expenditure	(5.62)	(11.26)	(15.31)
Marketable Financial Instruments	13.80	30.31	12.91
Other Investing Sources/(Uses)	(0.04)	(1.04)	(0.73)
Net Investing Sources/(Uses)	8.14	18.01	(3.13)

Repayment of Bonds Payable	(8.00)	0.00	0.00

Purchase of Treasury Stock	0.00	0.00	(3.05)
Other Financing Sources/(Uses)	0.12	(0.30)	(0.24)
Net Financing Sources/(Uses)	(7.88)	(0.30)	(3.29)

Net Cash Position Changes	27.05	80.95	50.88

Exchange Rate Changes & Others	1.60	1.21	(1.59)

Ending Cash Balance	223.26	194.61	144.28
Summary of Cash Flow:
Cash generated from operating activities totaled NT$26.79 billion during 1Q09, down from NT$63.24 billion in 4Q08, mainly due to lower level of business activities.
Net cash generated from investing activities was NT$8.14 billion in 1Q09, reflecting capital expenditure of NT$5.62 billion and a net decrease of NT$13.80 billion in marketable financial instruments.
As a result, TSMC ended 1Q09 with a cash balance of NT$223.26 billion.

TSMC
April 30, 2009	Page 5
IV-2. Operating and Free Cash Flows
Operating and Free Cash Flows:
Cash flows generated from operating activities were NT$26.79 billion during the quarter. Free cash flow, defined as the excess of operating cash flows over capital expenditures, totaled NT$21.17 billion in 1Q09, compared to NT$51.98 billion in 4Q08.
V. CapEx & Capacity
V — 1. Capital Expenditures

(In US millions)	1Q09	4Q08

TSMC	161	326
XinTec and GUC	2	2
TSMC China & WaferTech	3	12
Other TSMC Subsidiaries	0	2

Total TSMC	166	342
Capital Expenditures:
Capital expenditures for TSMC on a consolidated basis totaled US$166 million in 1Q09.
For year 2009, total capital expenditures for TSMC is expected to be around US$1.5 billion, compared with US$1.9 billion spent in 2008.
V-2. Capacity

	4Q08	1Q09	2Q09	3Q09	4Q09	2009
Fab / (Wafer size)	(A)	(A)	(F)	(F)	(F)	(F)
Fab-2 (6”)(1)	272	274	280	283	283	1,121
Fab-3 (8”)	274	286	289	292	283	1,150
Fab-5 (8”)	161	162	149	144	144	599
Fab-6 (8”)	282	295	284	287	287	1,154
Fab-8 (8”)	272	275	271	265	255	1,066
Fab-12 (12”)(2)	221	218	219	218	254	909
Fab-14 (12”)(2)	236	238	236	228	227	928
WaferTech (8”)	106	106	107	109	109	431
TSMC China (8”)	128	128	134	135	135	531
TSMC total capacity (8” equiv. Kpcs)	2,405	2,431	2,414	2,394	2,455	9,695
SSMC (8”)	73	64	65	65	65	259
Total managed capacity (8” equiv. Kpcs)	2,478	2,495	2,479	2,460	2,520	9,954

(1)	Figures represent number of 6” wafers. Conversion to 8”-equivalent wafers is obtained by dividing this number by 1.78

(2)	Figures represent number of 12” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 2.25
Capacity:
Total managed capacity was 2,495K 8-inch equivalent wafers in the first quarter, increased by 0.7% from 2,478K in 4Q08.
Total managed capacity in 2009 is expected to reach 9,954K 8-inch equivalent wafers, representing an increase of 6% from 9,377K 8-inch equivalent wafers in 2008, while capacity for 12-inch wafer fabs is expected to increase by 11%, reaching 41.5% of total capacity.

TSMC
April 30, 2009	Page 6
VI. Recap of Recent Important Events & Announcements
•	TSMC Qualifies New 0.18-Micron Embedded Flash Family (2009/03/31)

•	Ciranova and TSMC Announce Strategic Partnership on Advanced PDK Technology (2009/03/24)

•	Barron’s Names Dr. Rick Tsai to its Most Respected CEO List (2009/03/23)

•	Intel, TSMC Reach Agreement to Collaborate on Technology Platform, IP Infrastructure, SoC Solutions (2009/03/02)

•	TSMC and Tela Innovations Announce Strategic Partnership to Enhance Design and Process Co- Optimization (2009/02/24)

•	TSMC Board Proposes Dividend of NT$3.0 Cash and 0.5% Stock Per Share (2009/02/10)

*	Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES Consolidated Condensed Balance Sheets (Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”))(1)

				December 31, 2008		March 31, 2008
	March 31, 2009 (unaudited)			(audited)		(unaudited)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$6,583	$223,262	40.4	$194,614	34.8	$144,277	24.2	$28,648	14.7	$78,985	54.7
Investments in Marketable Financial Instruments	192	6,527	1.2	16,836	3.0	66,034	11.1	(10,309)	(61.2)	(59,507)	(90.1)
Accounts Receivable — Trade, Net	408	13,822	2.5	18,497	3.3	37,950	6.3	(4,675)	(25.3)	(24,128)	(63.6)
Inventories, Net	436	14,775	2.7	14,877	2.7	21,890	3.7	(102)	(0.7)	(7,115)	(32.5)
Other Current Assets	299	10,171	1.8	7,795	1.4	11,304	1.9	2,376	30.5	(1,133)	(10.0)

Total Current Assets	7,918	268,557	48.6	252,619	45.2	281,455	47.2	15,938	6.3	(12,898)	(4.6)

Long-Term Investments	1,052	35,682	6.5	39,982	7.2	33,693	5.6	(4,300)	(10.8)	1,989	5.9

Property, Plant and Equipment	25,568	867,199	156.9	862,461	154.3	817,464	136.9	4,738	0.5	49,735	6.1
Less: Accumulated Depreciation	(18,873)	(640,121)	(115.8)	(618,816)	(110.7)	(555,854)	(93.1)	(21,305)	3.4	(84,267)	15.2

Property, Plant and Equipment, Net	6,695	227,078	41.1	243,645	43.6	261,610	43.8	(16,567)	(6.8)	(34,532)	(13.2)

Other Assets	633	21,458	3.8	22,671	4.0	20,285	3.4	(1,213)	(5.4)	1,173	5.8

Total Assets	$16,298	$552,775	100.0	$558,917	100.0	$597,043	100.0	($6,142)	(1.1)	($44,268)	(7.4)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	$172	$5,824	1.1	$6,043	1.1	$10,338	1.7	($219)	(3.6)	($4,514)	(43.7)
Payables to Contractors and Equipment Suppliers	152	5,145	0.9	7,999	1.4	12,256	2.1	(2,854)	(35.7)	(7,111)	(58.0)
Accrued Expenses and Other Current Liabilities	1,006	34,120	6.1	34,543	6.2	31,162	5.2	(423)	(1.2)	2,958	9.5
Current Portion of Bonds Payable and Long-Term Liabilities	8	286	0.1	8,222	1.5	8,280	1.4	(7,936)	(96.5)	(7,994)	(96.5)

Total Current Liabilities	1,338	45,375	8.2	56,807	10.2	62,036	10.4	(11,432)	(20.1)	(16,661)	(26.9)

Bonds Payable	133	4,500	0.8	4,500	0.8	4,500	0.8	—	—	—	—
Other Long-Term Liabilities	518	17,587	3.2	17,237	3.1	17,537	2.9	350	2.0	50	0.3

Total Liabilities	1,989	67,462	12.2	78,544	14.1	84,073	14.1	(11,082)	(14.1)	(16,611)	(19.8)

Shareholders’ Equity Attributable to Shareholders of the Parent Capital Stock at Par Value	7,556	256,260	46.4	256,254	45.8	256,292	42.9	6	0.0	(32)	(0.0)
Capital Surplus	1,473	49,965	9.0	49,875	8.9	51,696	8.7	90	0.2	(1,731)	(3.3)
Legal Capital Reserve(2)	1,985	67,324	12.2	67,324	12.0	56,406	9.4	—	—	10,918	19.4
Special Capital Reserve(2)	12	392	0.1	392	0.1	630	0.1	—	—	(238)	(37.8)
Unappropriated Earnings(2)	3,063	103,896	18.8	102,338	18.3	151,597	25.4	1,558	1.5	(47,701)	(31.5)
Treasury Stock	—	—	—	—	—	(918)	(0.2)	—	—	918	(100.0)
Others	109	3,710	0.6	194	0.1	(6,410)	(1.0)	3,516	1813.8	10,120	(157.9)

Total Equity Attributable to Shareholders of the Parent	14,198	481,547	87.1	476,377	85.2	509,293	85.3	5,170	1.1	(27,746)	(5.4)
Minority Interests	111	3,766	0.7	3,996	0.7	3,677	0.6	(230)	(5.7)	89	2.4

Total Shareholders’ Equity	14,309	485,313	87.8	480,373	85.9	512,970	85.9	4,940	1.0	(27,657)	(5.4)

Total Liabilities & Shareholders’ Equity	$16,298	$552,775	100.0	$558,917	100.0	$597,043	100.0	($6,142)	(1.1)	($44,268)	(7.4)

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$33.917 as of March 31, 2009.

(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Three Months Ended March 31, 2009, December 31, 2008, and March 31, 2008
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	1Q 2009			4Q 2008		1Q 2008		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$1,164	$39,500	100.0	$64,562	100.0	$87,480	100.0	($25,062)	(38.8)	($47,980)	(54.8)
Cost of Sales	(943)	(32,020)	(81.1)	(44,367)	(68.7)	(49,241)	(56.3)	12,347	(27.8)	17,221	(35.0)

Gross Profit	221	7,480	18.9	20,195	31.3	38,239	43.7	(12,715)	(63.0)	(30,759)	(80.4)

Operating Expenses
Research and Development Expenses	(110)	(3,729)	(9.4)	(4,826)	(7.5)	(5,270)	(6.0)	1,097	(22.7)	1,541	(29.2)
General and Administrative Expenses	(47)	(1,595)	(4.0)	(2,285)	(3.5)	(2,662)	(3.0)	690	(30.2)	1,067	(40.1)
Sales and Marketing Expenses	(28)	(947)	(2.4)	(1,062)	(1.7)	(1,184)	(1.4)	115	(10.8)	237	(20.0)

Total Operating Expenses	(185)	(6,271)	(15.9)	(8,173)	(12.7)	(9,116)	(10.4)	1,902	(23.3)	2,845	(31.2)

Income from Operations	36	1,209	3.1	12,022	18.6	29,123	33.3	(10,813)	(89.9)	(27,914)	(95.8)

Non-Operating Income, Net	10	353	0.9	1,412	2.2	1,872	2.1	(1,059)	(75.1)	(1,519)	(81.2)
Investment Gains (Loss)	(24)	(813)	(2.1)	(340)	(0.5)	577	0.7	(473)	138.6	(1,390)	(240.7)

Income before Income Tax	22	749	1.9	13,094	20.3	31,572	36.1	(12,345)	(94.3)	(30,823)	(97.6)

Income Tax Benefits (Expenses)	22	739	1.9	(452)	(0.7)	(3,336)	(3.8)	1,191	(263.5)	4,075	(122.2)

Net Income	44	1,488	3.8	12,642	19.6	28,236	32.3	(11,154)	(88.2)	(26,748)	(94.7)

Minority Interests	2	71	0.1	(196)	(0.3)	(93)	(0.1)	267	(136.3)	164	(176.8)

Net Income Attributable to Shareholders of the Parent	46	1,559	3.9	12,446	19.3	28,143	32.2	(10,887)	(87.5)	(26,584)	(94.5)

Earnings per Share — Diluted	$0.00	$0.06		$0.48		$1.08		($0.42)	(87.5)	($1.02)	(94.4)

Earnings per ADR — Diluted(2)	$0.01	$0.30		$2.42		$5.38		($2.12)	(87.5)	($5.08)	(94.4)

Weighted Average Outstanding Shares — Diluted (‘M) (3)		25,792		25,655		26,167

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 33.922 for the first quarter of 2009.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 26,167M shares for 1Q08 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Statements of Cash Flows
For The Three Months Ended March 31, 2009, December 31, 2008, and March 31, 2008
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	1Q 2009		4Q 2008	1Q 2008
	(unaudited)		(unaudited)	(unaudited)
	USD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$46	$1,559	$12,446	$28,143
Net Income (Loss) Attributable to Minority Interest	(2)	(71)	196	93
Depreciation & Amortization	604	20,483	20,961	19,831
Deferred Income Tax	(41)	(1,394)	154	435
Equity in Loss (Earnings) of Equity Method Investees, Net	24	813	340	(577)
Changes in Working Capital & Others	159	5,398	29,147	9,370

Net Cash Provided by Operating Activities	790	26,788	63,244	57,295

Cash Flows from Investing Activities:
Acquisitions of:
Marketable Financial Instruments	(273)	(9,251)	(33,059)	(13,902)
Investments Accounted for Using Equity Method	—	—	(1)	—
Property, Plant and Equipment	(166)	(5,617)	(11,258)	(15,313)
Financial Assets Carried at Cost	(2)	(83)	(73)	(213)
Proceeds from Disposal or Maturity of:
Marketable Financial Instruments	680	23,053	63,368	26,816
Property, Plant and Equipment	—	2	24	1
Financial Assets Carried at Cost	—	—	73	93
Others	1	32	(1,061)	(607)

Net Cash Provided by (Used In) Investing Activities	240	8,136	18,013	(3,125)

Cash Flows from Financing Activities:
Decrease in Guarantee Deposits	(5)	(165)	(140)	(371)
Proceeds from Exercise of Stock Options	—	15	5	81
Repayment of Long-Term Bonds Payable	(236)	(8,000)	—	—
Repurchase of Treasury Stock	—	—	—	(3,054)
Others	9	275	(163)	58

Net Cash Used in Financing Activities	(232)	(7,875)	(298)	(3,286)

Net Increase in Cash and Cash Equivalents	798	27,049	80,959	50,884

Effect of Exchange Rate Changes and Others	47	1,599	1,209	(1,593)

Cash and Cash Equivalents at Beginning of Period	5,737	194,614	112,446	94,986

Cash and Cash Equivalents at End of Period	$6,582	$223,262	$194,614	$144,277

Note:	(1) Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD33.922 for the three months ended March 31, 2009.

TSMC Property

TSMC

2009 First Quarter Investor Conference

April 30, 2009

© 2009 TSMC, Ltd

Open Innovation Platform™

TSMC 2009 First Quarter Investor Conference April 30, 2009

TSMC Property

Agenda

© 2009 TSMC, Ltd

Open Innovation Platform™

Agenda Welcome Elizabeth Sun 1Q09 Financial Results and 2Q09 Outlook Lora Ho CEO Comments Rick Tsai Q&A Rick Tsai / Lora Ho

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 17, 2009 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

TSMC Property

1Q09 Financial Highlights

(In NT billions except otherwise noted)	1Q09	1Q09 Guidance	4Q08 Actual	1Q08 Actual	QoQ	YoY
Net Sales	39.50	36 - 38	64.56	87.48	-38.8%	-54.8%
Gross Margin	18.9%	14% - 16%	31.3%	43.7%	-12.4 ppt	-24.8 ppt
Operating Margin	3.1%	-2% - 0%	18.6%	33.3%	-15.5 ppt	-30.2 ppt
EPS - Diluted (NT$)(1)	0.06		0.48	1.08	-87.5%	-94.4%
Free Cash Flow	21.17		51.98	41.99	-59.3%	-49.6%
ROE (%) (2)	1.3%		10.6%	22.6%	-9.3 ppt	-21.3 ppt
Shipment (Kpcs, 8"-equiv. Wafer)	892		1,532	2,196	-41.8%	-59.4%
Average Exchange Rate-- NTD/USD	33.92		32.91	31.61	3.1%	7.3%

© 2009 TSMC, Ltd

Open Innovation Platform™

1Q09 Financial Highlights Total outstanding shares were 25,626mn units on 3/31/09 Annualized ROE for the quarter based on average equity attributable to shareholders of the parent.

Income Statements

TSMC Property

(In NT billions except otherwise noted)	1Q09	4Q08	1Q08	QoQ	YoY
Net Sales	39.50	64.56	87.48	-38.8%	-54.8%
Gross Margin	**18.9%**	**31.3%**	**43.7%**	**-12.4 ppt**	**-24.8 ppt**
Operating Expenses	(6.27)	(8.17)	(9.12)	-23.3%	-31.2%
Operating Margin	**3.1%**	**18.6%**	**33.3%**	**-15.5 ppt**	**-30.2 ppt**
Non-Operating Items	0.35	1.41	1.87	-75.1%	-81.2%
Long-Term Investment Gains	(0.81)	(0.34)	0.58	138.6%	-240.7%
Taxes	0.74	(0.45)	(3.34)	-263.5%	-122.2%
Net Income	1.56	12.45	28.14	-87.5%	-94.5%
Net Margin	**3.9%**	**19.3%**	**32.2%**	**-15.4 ppt**	**-28.3 ppt**
EPS (NT Dollar)	0.06	0.48	1.08	-87.5%	-94.4%

© 2009 TSMC, Ltd

Open Innovation Platform™

Income Statements

1Q09 Revenue by Applications

Industrial/Others
7%
Consumer
21%
Computer
26%
Communications
46%

Communications
40.0
Revenue (NT$B)
0.0
QoQ -37%
4Q08
1Q09

Computer
40.0
Revenue (NT$B)
0.0
QoQ -54%
4Q08
1Q09

Consumer
40.0
Revenue (NT$B)
0.0
QoQ -34%
4Q08
1Q09

TSMC Property

© 2009 TSMC, Ltd

Open Innovation Platform™

1Q09 Revenue by Applications

TSMC Property

1Q09 Revenue by Technology

0.25/0.35um
11%
0.5um+
3%
40nm
1%
0.15/0.18um
21%
65nm
23%
0.11/0.13um
16%
90nm
25%

65nm/40nm Revenue
Revenue (NT$B)
0
5
10
15
20
25
% of Sales (%)
0%
5%
10%
15%
20%
25%
30%
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
Rev (NT$B)
% of Sales

© 2009 TSMC, Ltd
Open Innovation Platform™

1Q09 Revenue by Technology

Balance Sheets & Key Indices

TSMC Property

Selected Items from Balance Sheets (In NT billions excepted otherwise noted)	1Q09		4Q08		1Q08	
	Amount	%	Amount	%	Amount	%
Cash & Marketable Securities	229.79	41.6%	211.45	37.8%	210.31	35.3%
Accounts Receivable - Trade	13.82	2.5%	18.50	3.3%	37.95	6.3%
Inventory	14.78	2.7%	14.88	2.7%	21.89	3.7%
Long-Term Investment	35.68	6.5%	39.98	7.2%	33.69	5.6%
Net PP&E	227.08	41.1%	243.65	43.6%	261.61	43.8%
Total Assets	**552.78**	100.0%	**558.92**	100.0%	**597.04**	100.0%
Current Liabilities	45.37	8.2%	56.81	10.2%	62.04	10.4%
Long-Term Interest-bearing Debt	15.72	2.8%	15.22	2.7%	14.61	2.4%
Total Liabilities	**67.46**	12.2%	**78.54**	14.1%	**84.07**	14.1%
Total Shareholders' Equity	**485.32**	87.8%	**480.38**	85.9%	**512.97**	85.9%
Key Indices						
A/R Turnover Days	38		46		43	
Inventory Turnover Days	44		40		46	
Current Ratio (x)	5.9		4.4		4.5	
Asset Productivity (x)[1]	0.7		1.0		1.3	

© 2009 TSMC, Ltd

Open Innovation Platform™

Balance Sheets & Key Indices Asset productivity = Annualized net sales / Average net fixed assets. (1)

Cash Flows

TSMC Property

(In NT billions except otherwise noted)	1Q09	4Q08	1Q08
Beginning Balance	**194.61**	**112.45**	**94.99**
Cash from operating activities	26.79	63.24	57.30
Capital expenditures	(5.62)	(11.26)	(15.31)
Cash dividends	0.00	0.00	0.00
Share buyback	0.00	0.00	(3.05)
Repayment of corporate bonds	(8.00)	0.00	0.00
Short-term investments/others	15.48	30.18	10.35
Ending Balance	**223.26**	**194.61**	**144.28**
Free Cash Flow (1)	21.17	51.98	41.99

(1) Free cash flow = Operating cash flow – Capital expenditures.

Open Innovation Platform ™
© 2009 TSMC, Ltd

Cash Flows Free cash flow = Operating cash flow - Capital expenditures. (1)

Installed Capacity

2009 Overall Capacity +6%; Advanced Capacity +11%

TSMC Property

FAB / (Wafer size)		2008 (A)	1Q09 (A)	2Q09 (F)	3Q09 (F)	4Q09 (F)	2009 (F)
Fab-2	(6") (1)	1,056	274	280	283	283	1,121
Fab-3	(8")	1,100	286	289	292	283	1,150
Fab-5	(8")	650	162	149	144	144	599
Fab-6	(8")	1,082	295	284	287	287	1,154
Fab-8	(8")	1,076	275	271	265	255	1,066
Fab-12	(12") (2)	840	218	219	218	254	909
Fab-14	(12") (2)	818	238	236	228	227	928
WaferTech	(8")	420	106	107	109	109	431
TSMC (Shanghai)	(8")	453	128	134	135	135	531
TSMC & Subsidiaries (8" Equivalent Kpcs)		9,104	2,431	2,414	2,394	2,455	9,695
SSMC	(8")	272	64	65	65	65	259
Total TSMC-managed (8" Equivalent Kpcs)		9,377	2,495	2,479	2,460	2,520	9,954

© 2009 TSMC, Ltd

Open Innovation Platform ™

Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78. Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25. Installed Capacity 2009 Overall Capacity +6%; Advanced Capacity +11%

TSMC Property

Capital Expenditures

(In US millions)	1Q09	4Q08
TSMC	161	326
XinTec and GUC	2	2
TSMC Shanghai & WaferTech	3	12
Other TSMC Subsidiaries	0	2
TSMC Consolidated	**166**	**342**

Note: 2009Q1 CapEx was based on the weighted average exchange rate of NT$33.922 per US dollar.

© 2009 TSMC, Ltd

Open Innovation Platform ™

Capital Expenditures

2Q09 Guidance Revenue is expected to be between NT$71 billion and NT$74 billion, at a forecast exchange rate of 33.62 NT dollars to 1 US dollar averaged over 2Q09. Gross profit margin is expected to be between 43.5% and 45.5%. Operating profit margin is expected to be between 30.5 % and 32.5%. 2009 capital expenditure will be around US$1.5 billion

Recap of Recent Major Events TSMC Qualifies New 0.18-Micron Embedded Flash Family ( 2009/03/31 ) Ciranova and TSMC Announce Strategic Partnership on Advanced PDK Technology ( 2009/03/24 ) Barron's Names Dr. Rick Tsai to its Most Respected CEO List ( 2009/03/23 ) Intel, TSMC Reach Agreement to Collaborate on Technology Platform, IP Infrastructure, SoC Solutions ( 2009/03/02 ) TSMC and Tela Innovations Announce Strategic Partnership to Enhance Design and Process Co-Optimization ( 2009/02/24 ) TSMC Board Proposes Dividend of NT$3.0 Cash and 0.5% Stock Per Share ( 2009/02/10 ) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements.

TSMC Property

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© 2009 TSMC, Ltd

Open Innovation Platform™

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 30, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer